UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 17 August 2026

Commission File Number: 001-43229

Wise Group plc

(Translation of registrant’s name into English)

1st Floor, Worship Square

65 Clifton Street

London EC2A 4JE

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 17, 2026, Wise Group plc (the “Company”) issued an RNS announcing the accession as guarantor of Wise Group plc to the £2,000,000,000 Euro Medium Term Note Program. A copy of the RNS is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report on Form 6-K”).

EXHIBIT INDEX

Exhibit No	Description

99.1	RNS issued by Wise Group plc, dated August 17, 2026, titled “Wise Group plc accedes as guarantor to the £2,000,000,000 Euro Medium Term Note Programme”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WISE GROUP PLC

Date: 17 August, 2026	By:	/s/ Emmanuel Thomassin
	Name:	Emmanuel Thomassin
	Title:	Chief Financial Officer